# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TDH HOLDINGS, INC., CIK 0001684425
CUSIP: G87084110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: c/o Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring, Chaoyang District, Beijing, China (F4), 10020
Date of event which requires filing of this statement: 11/24/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001942138

## Reporting persons
- Yanli Xu: citizenship or place of organization: China (F4); sole voting power 416,757; shared voting power 0; sole dispositive power 416,757; shared dispositive power 0; aggregate amount beneficially owned 416,757 (4.04% of the class)
- Xiumei Lan: citizenship or place of organization: China (F4); sole voting power 478,050; shared voting power 0; sole dispositive power 478,050; shared dispositive power 0; aggregate amount beneficially owned 478,050 (4.63% of the class)

## Item 1. Issuer
Name of issuer: TDH HOLDINGS, INC.
Address of issuer's principal executive offices: c/o Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring, Chaoyang District, Beijing, 10020

## Item 2. Person Filing
Name of person filing:
Yanli Xu
Xiumei Lan
Address of principal business office or, if none, residence:
Yanli Xu: 3-205, 89 Jianguo Road, Chaoyang District, Beijing China
Xiumei Lan: Jian Guo Lu 89 Hao, Huamao Gongyu 2#1902, Chaoyangqu, Beijing, CHN
Citizenship: Each of the reporting person is an individual of People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Yanli Xu - 416,757

Xiumei Lan - 478,050
Percent of class:
Yanli Xu - 4.04%

Xiumei Lan - 4.63%
Sole power to vote or to direct the vote:
Yanli Xu - 416,757

Xiumei Lan - 478,050
Shared power to vote or to direct the vote:
Yanli Xu - 0

Xiumei Lan - 0
Sole power to dispose or to direct the disposition:
Yanli Xu - 416,757

Xiumei Lan - 478,050
Shared power to dispose or to direct the disposition:
Yanli Xu - 0

Xiumei Lan - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - JOINT FILING AGREEMENT

## Signatures
- Yanli Xu: /s/ Yanli Xu, Yanli Xu / Individual (11/24/2025)
- Xiumei Lan: /s/ Xiumei Lan, Xiumei Lan / Individual (11/24/2025)